SURFACE TRANSPORTATION BOARD SAYS "LOCK-OUT" CLAUSE
                     CANNOT STOP APPROVED RAIL MERGERS

               On January 9, 1997, the Surface Transportation Board noted the likely unenforceability of the "lock-out" clause in the CSX/Conrail merger agreement that purports to keep Conrail from negotiating with any other railroad until 1999.

               The STB spoke clearly. "A person cannot effectively preclude [an approved] transaction from going forward simply by entering into a contract that purports to prevent all alternatives to its own preferred outcome." Again, "the lock-out provision would in no way preclude Board approval ... of NS/Conrail merger ... or the consummation of such a merger, if approved."

               The practical consequence for Conrail stockholders is significant. On the procedural schedule anticipated by the STB, the merger case will be decided late this year or early in 1998, and that decision will void any conflicting lock-out clause.

               The STB's action will not, of course, force Conrail to deal with Norfolk Southern. However, if the Board approves an NS/Conrail merger, Conrail will not be able to hide behind the "lock-out" and CSX will not be able to prevent the Conrail board from negotiating with Norfolk Southern.